SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the Month of December 2016

KOREA ELECTRIC POWER CORPORATION

(Translation of registrant’s name into English)

55 Jeollyeok-ro, Naju-si, Jeollanam-do, 58217, Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

On November 18, 2016, Korea Electric Power Corporation (“KEPCO”) previously disclosed that the Board of Directors of KEPCO had resolved to hold the extraordinary general meeting (“EGM”) on December 20, 2016. As the candidate for standing director has not been decided, the date for the EGM will be postponed to a later date but no later than February 8, 2017.

KEPCO will disclose further details as soon as the specifics mentioned above are finalized.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By:	/s/ Kim, Jong-Soo
Name: Kim, Jong-Soo
Title: Vice President

Date: December 5, 2016